BLACKROCK FUNDSSM

100 BELLEVUE PARKWAY

WILMINGTON, DE 19809

November 3, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Filing Desk

Re:	BlackRock FundsSM (“BlackRock”) (Registration Statement
File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

BlackRock hereby requests pursuant to Rule 477(a) under the Securities Act of 1933, as amended, that Post-Effective Amendment No. 83 (the “Post-Effective Amendment”) to BlackRock’s Registration Statement on Form N-1A, filed with the Commission on September 3, 2004, be withdrawn as a determination has been made not to offer the subject securities for sale. BlackRock hereby confirms that no securities were sold in connection with the Post-Effective Amendment.

Please do not hesitate to contact David Wohl at (212) 455-7937 or Amanda McGovern at (212) 455-2167 with any questions regarding the foregoing.

Very truly yours,

BlackRock FundsSM

By:	/s/ LAURENCE D. FINK
Laurence D. Fink
President
(Principal Executive Officer)

Cc:	Brian Schmidt (BlackRock Advisors, Inc.)
Brian Kindelan (BlackRock Advisors, Inc.)
Ed Mallon (BlackRock Advisors, Inc.)
Laura Hatch (Securities and Exchange Commission)